E.Merge Technology Acquisition Corp.

533 Airport Blvd

Suite 400

Burlingame, CA 94010

July 28, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Jonathan Burr

Re:	E.Merge Technology Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed July 22, 2020

File No. 333-239836

Dear Mr. Burr:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, E.Merge Technology Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Thursday, July 30, 2020, or as soon as thereafter practicable.

Very truly yours,

/s/ Jeff Clarke
Jeff Clarke
Co-Chief Executive Officer and Chief Financial Officer

cc:	Ellenoff Grossman & Schole LLP
Graubard Miller